SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           DELTA FINANCIAL CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   247918 10 5
                                 (CUSIP Number)



 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                  SCHEDULE 13G

-----------------------------------------------------------------------------
CUSIP No.  247918 10 5                             Page   2   of   5  Pages
-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hugh I. Miller

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)
                                         (b) / X /
 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

              5    SOLE VOTING POWER
                  1,495,552
 NUMBER OF
  SHARES      6   SHARED VOTING POWER
BENEFICIALLY       4,119,451
  OWNED BY
   EACH
 REPORTING    7   SOLE DISPOSITIVE POWER
  PERSON           1,495,552
   WITH
             8   SHARED DISPOSITIVE POWER
                    4,119,451

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,615,003

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                             / X /

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      36.8%

12  TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page  3   of   5   Pages

ITEM 1(A).                 NAME OF ISSUER.

                           Delta Financial Corporation

ITEM 1(B).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                           1000 Woodbury Road
                           Suite 200
                           Woodbury, New York  11797

ITEM 2(A).                 NAME OF PERSON FILING.

                           Hugh I. Miller

ITEM 2(B).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE,
                           OR, IF NONE, RESIDENCE.

                           1000 Woodbury Road
                           Suite 200
                           Woodbury, New York  11797

ITEM 2(C).                 CITIZENSHIP.

                           U.S.A.

ITEM 2(D).                 TITLE OF CLASS OF SECURITIES.

                           Common Stock

ITEM 2(E).                 CUSIP NO.

                           247918 10 5


ITEM 3.                    Not Applicable.


ITEM 4.                    OWNERSHIP.

                           (a) Amount Beneficially Owned: 5,615,003(1). Of these, 1,493,164 shares are owned by Mr. Miller; 2,388 shares are held by Mr. Miller as custodian for his son and daughter under UGMA; 1,962,774 shares are held by the Sidney A. Miller Grantor Retained Annuity Trust, of which Mr. Miller is a trustee; and 2,156,677 shares are held by the Rona
                                   V. Miller Grantor Retained Annuity Trust,
                                   of which Mr. Miller is a trustee.
--------
 1 The aggregate amount beneficially owned excludes 1,194 shares which are held by Mr. Miller's wife. The reporting person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these shares for the purposes of Section 13 or for any other purpose.

                           (b)     Percent of Class:

                                      36.8%

                           (c)     Number of shares as to which such person has:

                                   (i)         Sole power to vote or to direct
                                               the vote:    1,495,552

                                   (ii) Shared power to vote or to direct the vote: 4,119,451

                                  (iii)        Sole power to dispose or to
                                               direct the  disposition of:
                                               1,495,552

                                  (iv)         Shared power to dispose or to
                                               direct the  disposition of:
                                               4,119,451


ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not Applicable.


ITEM 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER  PERSON.

                           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable.


ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                           THE GROUP.

                           Not Applicable.


ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable.


ITEM 10.                   CERTIFICATION.

                           Not Applicable.

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FEBRUARY 21, 1997
                                           Date

                                       /s/ Hugh I Miller
                                           Signature

                                           Hugh I. Miller
                                            Name/Title